Exhibit 99.1

VIA SEDAR

To the Securities Regulatory Authorities:

RE:	Entrée Resources Ltd. (the “Company”)
Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Pursuant to section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Entrée Resources Ltd. held on June 16, 2022 in a virtual-only format.

MATTERS VOTED UPON		OUTCOME
1. To determine the number of directors at six.		CARRIED
Vote Totals:	For	Against	% of Votes Cast For
	83,203,353	1,020,451	98.79
2. To elect the six nominees set forth in the Company’s Information Circular for the annual general meeting to be held on June 16, 2022, as directors for the ensuing year.		CARRIED
Vote Totals:	For	Withheld	% of Votes Cast For
Teresa Conway	82,934,292	1,289,512	98.47
Alan Edwards	82,832,009	1,391,795	98.35
Allan Moss	82,856,430	1,367,374	98.38

Entrée Resources Ltd.

1650 - 1066 West Hastings Street, Vancouver, BC V6E 3X1 Canada

Tel: 604.687.4777 | Fax: 604.687.4770 | Toll Free: 1.866.368.7330

www.entreeresourcesltd.com

Michael Price	82,836,430	1,387,374	98.35
Paula Rogers	82,969,257	1,254,547	98.51
Stephen Scott	82,450,330	1,773,474	97.89
3. To re-appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.		CARRIED
Vote Totals:	For	Withheld	% of Votes Cast For
	89,761,645	1,676,591	98.17

Yours truly,

ENTRÉE RESOURCES LTD.

“Susan McLeod”

Susan McLeod, VP, Legal Affairs & Corporate Secretary